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SECURITI[ES AND EXCHANGE COMM]ISSION

04016498

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2? 2004 DIVISION OF MARKET REGULATION

FEB 2? 2004

| SEC FILE NUMBER |
|---|
| 8- 53390 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Automated Trading Desk Specialists, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

30

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KP 3/22

X

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Automated Trading Desk Specialists, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Specialists, LLC (the "Company") as of December 31, 2003, and the related statements of operations, cash flows and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Automated Trading Desk Specialists, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements, for the year ended December 31, 2003, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2004

# AUTOMATED TRADING DESK SPECIALISTS, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 485,154 |
| Due from broker-dealers and clearing organizations | 1,565,005 |
| Deposits with clearing organizations | 210,000 |
| Financial instruments owned - at fair value | 18,517 |
| Accounts receivable | 18,137 |
| Exchange memberships and specialist rights - net of accumulated amortization of $307,737 | 2,229,142 |
| Equipment and leasehold improvements at cost - net of accumulated depreciation and amortization of $28,203 | 24,752 |
| Other assets | 10,260 |
| TOTAL ASSETS | $ 4,560,967 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Financial instruments sold, not yet purchased - at fair value | 118,300 |
| Accounts payable and accrued expenses | 796,578 |
| Total liabilities | 914,878 |
| MEMBER'S EQUITY | 3,646,089 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 4,560,967 |

See notes to financial statements.

### 1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Specialists, LLC (the "Company") (formerly known as Chicago Securities Group, LLC ("CSG")) is a registered broker-dealer with the Securities and Exchange Commission and a Chicago Stock Exchange ("CHX") specialist. Effective June 28, 2002, the Company's ownership structure underwent a reorganization (the "Reorganization"). Prior to June 28, 2002, the Company was owned 100% by Chicago Securities Group, LP ("CSG LP") and had limited operations. CSG LP changed its name to Chicago Securities Group Holdings, LP ("CSGH") prior to the Reorganization. Effective close of business June 28, 2002, CSGH contributed its operating assets (including specialist rights, exchange memberships and fixed assets) to the Company. Simultaneously, CSGH sold the Company to Automated Trading Desk, LLC (the "Parent") for an initial 8% ownership in the Parent (the "Acquisition"). The Company is owned 100% by the Parent.

During 2003, certain performance adjustments associated with the acquisition were realized, which reduced the initial 8% ownership of the Parent by CSGH to 5%. The membership units returned by CSGH to the Parent were retired. Subsequent to the performance adjustments, CSGH and the Parent entered into an agreement (the "Exchange") whereby all the remaining outstanding units owned by CSGH were exchanged for subordinated promissory notes issued by the Parent. See Note 2 for further discussion of the Exchange.

***Nature of Operations*** – The Company is a specialist which provides for a fair and orderly market for securities in which it is authorized to trade. The Company is a self-clearing broker-dealer through the CHX which performs certain back-office administration.

***Use of Estimates*** – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

***Financial Instruments*** – Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. Such financial instruments consist primarily of equity securities.

***Commissions Revenue*** - The Company acts as agent in trade execution for institutional clients earning commissions revenue which is recorded on trade date.

***Cash and Cash Equivalents*** - The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

***Trading Rebates and Access Fees*** – The Company earns trading rebates on certain transactions that provide liquidity to electronic communication networks ("ECN"), NASDAQ and other broker-dealers, and incurs access fees whenever it removes liquidity. The rebate income is included in Trading rebates while the access fees are included in Clearing and execution fees in the Statement of Operations. In the Statement of Financial Condition, such rebates are netted against the access fees by counterparty and are included in Accounts receivable or Accounts payable and accrued expenses, as appropriate. At December 31, 2003, net trading receivables and payables were $7,121 and $67,709, respectively.

***Depreciation and Amortization*** – Equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over their expected life or the remaining term of the lease, whichever is shorter. Depreciation and amortization for the Company amounted to $19,250 and is included in Occupancy in the Statement of Operations.

***Intangible Assets*** – Goodwill represents the excess cost over the fair value of the net assets, including identifiable intangibles. Identifiable intangibles with definite lives are amortized over their useful lives, using the straight-line method. It is the Company's policy to measure impairment using a projected discounted cash flow model. See Note 2 for further discussion of goodwill and identifiable intangible assets.

***New Accounting Pronouncements*** – In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,*" ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. In the ordinary course of business the Company has various guarantees embedded in certain of its exchange membership and clearing organization agreements which are on the same terms as other members. The Company adopted the recognition and measurement provisions of FIN No. 45 in fiscal year 2003 and with no material impact on the financial statements. See Note 10 for further discussion.

The Company has adopted the provisions of several new accounting pronouncements, none of which has a material impact on the Company's financial statements. These pronouncements include Statement of Financial Accounting Standards ("SFAS") No. 149, which amends SFAS No. 133 in accounting for and disclosure of derivatives, SFAS No. 150, which clarifies accounting for financial instruments that have characteristics of both debt and equity, and FASB Interpretation No. 46, which clarifies when an entity should consolidate another entity when that entity is deemed to be a "variable interest entity".

## 2. ACQUISITION, RELATED GOODWILL AND INTANGIBLE ASSETS, AND THE EXCHANGE

Effective close of business June 28, 2002, the Parent acquired the Company from CSGH, who contributed its operating assets (including specialist rights, exchange memberships and fixed assets) to the Company in exchange for an initial 8% ownership in the Parent. The terms of the acquisition included certain performance adjustments which would increase or decrease the percentage of ownership (up to a maximum of 11% or a minimum of 5%) of the Parent between Automated Trading Desk Holdings, Inc. ("ATDH") and CSGH if certain thresholds were met or missed. In June of 2003, management determined beyond a reasonable doubt that the earnings thresholds under the performance adjustments would not be met. As a result, the Parent reduced CSGH's ownership percentage from 8% to 5% of the Parent's outstanding units, excluding the effect of options. This adjustment was recorded at

the fair value of the member's units at the time they were returned and resulted in a reduction of goodwill of $2,447,365.

On June 25, 2003, circumstances and expectations of the acquisition of the Company had changed which led management to believe that the fair value of the Company was impaired. Factors leading to this conclusion include the Company's inability to timely implement their technology on the CHX, significantly decreased trade volumes, spreads, and profitability, all of which are permissible under SFAS No. 142, "*Goodwill and Other Intangible Assets*". As is consistent with management's policy, the Company measured the impairment of its goodwill and received an independent valuation for the trade name and specialist rights. As a result, the Company recognized an impairment charge related to the remaining goodwill, trade name and the specialist rights of $2,991,617, $303,400, and $1,775,760, respectively, which is reflected in Write-down of intangibles and investments in the accompanying Statement of Operations.

Simultaneously, the Parent entered into a Redemption and Exchange Agreement with CSGH unit holders whereby all the remaining outstanding member's units of the Parent owned by CSGH were exchanged for $3,752,635 of subordinated promissory notes.

Also effective June 25, 2003, the Parent entered into an Acquisition Agreement with a holder of $1,458,611 of the outstanding subordinated promissory notes. This agreement called for the exchange of certain specialist rights and exchange memberships with a carrying value of $1,458,611 for the cancellation of such subordinated promissory notes. As part of the Redemption and Exchange Agreement, the Parent effectively waived its right of rescission by redeeming the outstanding units held by CSGH. The Company transferred the specialist rights and the exchange memberships to the Parent for an interest bearing receivable, which was subsequently paid in full. The Company earned $10,320 of interest related to this receivable during the year which is reflected in Interest and dividends in the Statement of Operations.

During 2003, the Company purchased specialist rights of $11,350. The specialist rights are amortized over their expected useful lives of 20 years. The Company recognized $178,514 of specialist rights amortization during the year.

The value of the remaining exchange memberships was tested at December 31, 2003 and was determined by management to be permanently impaired based on the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", using a five-year history of bid, offer and sales. The Company currently owns 13 exchange memberships. At December 31, 2003, management valued each exchange membership at $24,000. As a result, the impairment loss is $7,000 on each membership, totaling $91,000, which is reflected in Write-down of intangibles and investments in the accompanying Statement of Operations.

**Goodwill and Identifiable Intangible Assets:**

| | Goodwill | Specialist Rights | Trade Name | Exchange Memberships |
|---|---|---|---|---|
| December 31, 2002 Balance | $5,438,982 | $ 5,039,677 | $ 303,400 | $ 682,000 |
| Performance Adjustment | (2,447,365) | - | - | - |
| Impairment Charges | (2,991,617) | (1,775,760) | (303,400) | - |
| Acquisition Agreement | - | (1,179,611) | - | (279,000) |
| Current Year Amortization | - | (178,514) | - | - |
| Membership Impairment | - | - | - | (91,000) |
| Purchase of Rights | - | 11,350 | - | - |
| December 31, 2003 Balance | $ - | $ 1,917,142 | $ - | $ 312,000 |

## 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

With the exception of exchange memberships and specialist rights, substantially all of the Company's assets and liabilities are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

## 4. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners. As a result, no expense for Federal or state income tax is recognized by the Company or the Parent.

## 5. RELATED PARTY TRANSACTIONS

The Parent provides the Company with some administrative and accounting staff. Pursuant to an agreement, the Company pays $15,000 of monthly management fees to the Parent. The fees resulting from the agreement is assessed periodically throughout the year. During 2003, the Company paid $180,000 of management fees, as reflected in the Statement of Operations. The Company has no outstanding payable to the Parent as of December 31, 2003.

The Company leases three Chicago Stock Exchange seats from two related parties for a nominal monthly fee. The leases can be cancelled by either party with 30 days notice.

During the year, the Company cleared transactions for a firm owned 100% by an employee. This activity ceased effective April 30, 2003.

## 6. DUE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company is a self-clearing broker-dealer through the CHX which performs certain back-office administration. Balances with the CHX relate primarily to proprietary trading activity and are included in Due from broker-dealers and clearing organizations in the Statement of Financial Condition.

## 7. BANK LOAN

The Company has a $2,500,000 revolving credit line with a financial institution at an interest rate of prime less one percent. There was no outstanding loan balance as of year end. Any borrowings that may exist from time to time are fully collateralized with financial instruments owned and are fully guaranteed by the Parent. For 2003, the Company incurred interest expense of $614 related to periodic borrowings against this credit line, which is included in Other expenses on the Statement of Operations.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its specialist activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the Statement of Financial Condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the dates reported.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

## 9. REGULATORY REQUIREMENTS

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 6 2/3 percent of "aggregate indebtedness," as those terms are defined, should not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,344,072, which is $1,094,072 in excess of its required net capital of $250,000. The Company's aggregate indebtedness ratio was .59 to 1.

## 10. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

The Company is a member of the CHX and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the CHX and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company conducts its operations from office space under an operating lease that expires in April, 2005. CSGH assigned the office lease to the Company effective the close of business June 28, 2002.

Future minimum lease commitments under such lease as of December 31, 2003 are as follows:

| Year | Amount |
|---|---|
| 2004 | $42,136 |
| 2005 | 14,183 |

Rent expense for office space for the year ended December 31, 2003 was $44,917 and is included in Occupancy in the Statement of Operations.

## 11. GOING CONCERN ASSUMPTION

As of December 31, 2003, the Company exhibited certain risk factors regarding its ability to continue as a going concern for a reasonable period of time. The Company has experienced recurring operating losses and difficulty in generating sufficient cash flow to meet its obligations, and has relied on additional contributions to fund its current operations.

Management is in the process of determining its response to the Company's future needs, if any, of additional capital contributions required to support its future operations.

Taking management's plans into consideration, there is substantial doubt that the Company will be able to continue as a going concern, and therefore, may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

* * * * * *